UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-05571

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RadioShack 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIOSHACK CORPORATION

300 RadioShack Circle

Fort Worth, Texas 76102

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS

At December 31, 2005 and 2004 and for the Year Ended December 31, 2005

Supplemental Schedule at December 31, 2005

RADIOSHACK 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2005	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Year) at December 31, 2005	8

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the RadioShack 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of RadioShack 401(k) Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Fort Worth, Texas
June 28, 2006

RADIOSHACK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

At December 31, 2005 and 2004

	2005	2004
Assets
Investments, at fair value	$323,014,024	$414,265,687
Non-interest bearing cash	9,355	323,263

Receivables:
Participant contributions	3,086	252
Employer contributions	4,925,187	5,354,411

Total receivables	4,928,273	5,354,663

Net assets available for benefits	$327,951,652	$419,943,613

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2005

Investment income (loss):
Dividends	$2,066,621
Participant loan interest	870,801
Other Income	244,754
Net depreciation in fair value of investments	(74,927,510)

Total Investment income (loss)	(71,745,334)

Contributions:
Participants	18,085,391
Employer	5,088,670

Total contributions	23,174,061

Deductions:
Benefits paid to participants	(43,326,558)
Administrative expenses	(94,130)

Total deductions	(43,420,688)

Net decrease in net assets available for benefits	(91,991,961)

Net assets available for benefits at beginning of period	419,943,613

Net assets available for benefits at end of period	$327,951,652

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”). The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 401 of the Internal Revenue Code (the “Code”), as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At December 31, 2005 and 2004, there were 7,894 and 8,011 employees of the Company participating in the Plan and 23,349 and 22,304 employees eligible to participate, respectively.

The Plan is fully participant-directed, and available investments consist of RadioShack common stock, registered investment companies, common/collective trusts and money market funds.

Administration

The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. The Company’s Board of Directors has appointed Mercer Trust Company (“Mercer”) as the Plan’s trustee.

Eligibility

An employee is eligible to participate in the Plan at the beginning of the calendar quarter in which he or she is expected to complete one year of service of at least 1,000 hours, as defined in the Summary Plan Description, and attain the age of 18. Temporary employees are excluded from participation in the Plan.

Participant Contributions

Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 15%, in increments of 1%, of their annual compensation; however, Company officers may only defer up to 8% of their annual compensation. During the 2005 plan year, in accordance with the provisions of the Code, no participant could elect more than $14,000 in pre-tax contributions.

Participants may direct their contributions into various investment options. Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily.

Participants are not subject to federal income taxation on their contributions and earnings thereon until withdrawn from the Plan.

Distributions from another qualified plan can be transferred into the Plan. In 2005, rollover accounts in the amount of $241,000 were transferred into the Plan and are included in participant contributions on the statement of changes in net assets available for benefits.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Company Contributions

All Company contributions are discretionary and may change in future years. The Company presently contributes an amount to each participant’s account maintained under the Plan equal to 30% of the participant’s contributions up to 8% of his or her annual compensation. Company contributions are made directly to the 401(k) Plan, are made in cash and are invested in an age appropriate retirement fund for each participant; however, participants may immediately reinvest the Company contribution into other investment alternatives provided by the Plan.

Participant Accounts

Each participant’s account is credited/debited with the participant’s contribution and allocations of (a) the Company’s discretionary matching contribution, and (b) plan earnings/losses. Allocations are based on the participant’s contribution or number of shares held, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. All participants become fully vested in the Company’s contributions, plus actual earnings thereon, upon completion of three years of service with the Company.

Benefits Paid to Participants

Participants who withdraw from the Plan may receive the vested portion of their accounts under one of three withdrawal methods, which are summarized below:

(a)	Single lump sum payment in cash;

(b)	Part cash and part securities; and

(c)	Monthly installments not to exceed ten (10) years.

Forfeited Accounts

Forfeited nonvested accounts of terminated participants are allocated on an annual basis among the remaining participants’ accounts. A total of $282,079 was forfeited and reallocated for the twelve-month period ended December 31, 2005. At December 31, 2005 and 2004, unallocated forfeited balances totaled $1,207 and $245,820, respectively.

Loans to Participants

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested account. Participants may have up to four loans outstanding at any time. Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings. Loans are repaid through authorized payroll deductions. The term of the loan must be at least six months (or multiples thereof) and may not exceed five years. The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee. The determination of these rates is based upon the interest rates currently being charged on similar commercial loans. For the twelve-month period ended December 31, 2005, interest rates on participant loans ranged from 5.00% to 10.50%.

Plan Year

Effective January 1, 2004, the Plan year was changed to a calendar year basis.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will immediately become fully vested in their accounts.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The Plan’s accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and valued daily. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. Units of common/collective trust funds are valued based on the current market values of the underlying assets of the fund. Common stock is valued at its closing market price. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Concentration, Market and Credit Risk

At December 31, 2005 and 2004, approximately 43% and 60%, respectively, of the investments of the Plan consist of securities of its sponsor, RadioShack. The Plan provides for various investment options in a variety of stock, registered investment companies and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits. As of June 27, 2006, the Company’s stock price closed at $14.22. At December 31, 2005 and 2004, the Company’s stock price closed at $21.03 and $32.88, respectively.

Benefits Paid to Participants

Benefits are recorded when paid.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Administrative Expenses

For the year ended December 31, 2005, Mercer HR Services (“Mercer Services”), an affiliate of Mercer, was responsible for both the management and recordkeeping of the Plan’s assets. Administrative expenses of the Plan are generally paid directly to Mercer Services by the Company and thus are not a component of the changes in net assets available for plan benefits. Administrative expenses paid by participants are summarized in the accompanying statement of changes in net assets available for benefits, and include loan origination, investment trading and withdrawal processing fees.

3. Plan Investments

The following table presents the individual investments that exceed 5% or more of the Plan’s net assets at December 31, 2005 and 2004, respectively:

	December 31,
	2005		2004
	Shares/Units	Fair Value	Shares/Units	Fair Value
RadioShack Common Stock	6,647,822	$139,803,691	7,683,575	$252,635,949
Putnam Voyager Fund	2,376,506	41,351,205	2,554,826	42,435,666

During the year ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $74,927,510 as follows:

Common stock	$(84,050,383)
Common/collective trusts	486,069
Registered investment companies	8,636,804

$(74,927,510)

4. Tax Status of the Plan:

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated April 28, 1998. The Plan has subsequently been amended and the Administrative Committee has applied for a similar determination letter from the IRS for the Plan. However, the Administrative Committee believes that the Plan remains qualified under Section 401(a) of the Code and applicable sections of ERISA and, therefore, the trust is exempt from taxation under Section 501(a) of the Code. Accordingly, employee contributions, employer contributions and investment earnings of the Plan are not taxable to participants until distributed.

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies and common/collective trusts managed by an affiliate of Mercer, and, therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in common stock of the Company. At December 31, 2005 and 2004, the Plan held 6,647,822 and 7,683,575, respectively, which represented 4.9% of the outstanding shares of the Company at those dates.

6. Subsequent Event

On July 1, 2006, the plan year of the Plan will change to July 1 through June 30.

Schedule I

RADIOSHACK 401(k) PLAN	EIN - 75 - 1047710
Schedule H, line 4i	Plan Number - 001
Schedule of Assets (Held at End of Year)
At December 31, 2005

( a )	( b ) Identity of issue, borrower, lessor or similar party	( c ) Description of investment including maturity date, rate of interest, collateral, par or maturity date	( d ) Cost**	( e ) Current Value

*	RadioShack Corporation	Common stock, 6,647,821.746 shares		$139,803,691
	Royce Total Return Fund	Registered Investment Company		4,506,643
	MSIF Small Company Growth Portfolio	Registered Investment Company		7,323,565
*	Putnam Retirement Ready Maturity Fund	Registered Investment Company		2,583,140
*	Putnam Retirement Ready 2010 Fund	Registered Investment Company		6,110,566
*	Putnam Retirement Ready 2015 Fund	Registered Investment Company		10,700,793
*	Putnam Retirement Ready 2020 Fund	Registered Investment Company		12,907,407
*	Putnam Retirement Ready 2025 Fund	Registered Investment Company		11,719,406
*	Putnam Retirement Ready 2030 Fund	Registered Investment Company		6,301,634
*	Putnam Retirement Ready 2035 Fund	Registered Investment Company		3,585,223
*	Putnam Retirement Ready 2040 Fund	Registered Investment Company		2,337,612
*	Putnam Retirement Ready 2045 Fund	Registered Investment Company		1,633,190
*	Putnam Retirement Ready 2050 Fund	Registered Investment Company		42,539
	Victory Diversified Stock Fund	Registered Investment Company		2,704,694
	Lord Abbett Affiliated Fund	Registered Investment Company		1,538,636
*	Putnam Income Fund	Registered Investment Company		9,935,492
*	Putnam Voyager Fund	Registered Investment Company		41,351,205
*	Putnam Equity Income Fund	Registered Investment Company		4,681,272
*	Putnam International Equity Fund	Registered Investment Company		7,923,227
	Harbor Capital Appreciation Fund	Registered Investment Company		2,290,114
	Western Assets Core Portfolio	Registered Investment Company		1,971,181
*	Putnam Money Market Fund	Money Market Fund		15,117,590
*	Putnam S&P 500 Index Fund	Common/Collective Trust		10,522,111
*	Participant loans	Participant loans – terms of 6 months– 5 years, interest rates of 5.00% - 10.50%		15,423,093

				$323,014,024

*	Denotes a party-in-interest to the Plan as defined by ERISA
**	Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RadioShack 401(k) Plan

By:	/s/ A. Grothues
A. Grothues
Administrative Committee Member

By:	/s/ J. Mills
J. Mills
Administrative Committee Member

By:	/s/ R. Ray
R. Ray
Administrative Committee Member

Date: June 28, 2006

Index to Exhibits

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm